Exhibit 99.2

Celulosa Arauco y Constitución S.A. Second Quarter 2013 Results August 16th, 2013

Interim Review Second Quarter 2013 Results

August 16th, 2013

3	Highlights
4	Consolidated Income Statement Analysis
8	Review by Business Segment
10	Balance Sheet Analysis
12	Financial Ratios
13	Second Quarter and Subsequent Events
14	Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL Monday, August 26th, 2013 10:00 am Santiago time 10:00 am Eastern time (New York) Please Dial: +1 (877) 317-6776 from USA +1 (412) 317-6776 from other countries Password: Arauco

Interim Review Second Quarter 2013 Results

August 16th, 2013

HIGHLIGHTS

•

Arauco’s consolidated sales reached US$ 1,358.7 million during the second quarter of 2013, an increase of 14.9% compared to the US$ 1,182.3 million obtained in the previous quarter. This increase is mainly explained by higher sales of our pulp, panels and sawn timber division by 17.9%, 14.4% and 11.4%, respectively

•

During the second quarter of 2013, consolidated Adjusted EBITDA reached US$ 345.9 million, an increase of 46.4% compared to the US$ 236.2 million Adjusted EBITDA obtained during the first quarter of 2013

•	Arauco’s consolidated net income for the second quarter of 2013 reached US$ 162.5 million, an increase of US$ 69.0 million compared to the US$ 93.5 million obtained in the first quarter of 2013

•	Capital expenditures during the second quarter of 2013 reached US$ 132.2 million, an increase of 3.1% when compared to the US$ 128.2 million invested during the first quarter of 2013

Key Figures

In U.S. Million	2Q 13	1Q 13	2Q 12	QoQ	YoY	YTD 2013	YTD 2012	YoY
Sales	1,358.7	1,182.3	1,036.7	14.9%	31.1%	2,541.0	2,047.2	24.1%
Cost of sales	(904.3)	(846.4)	(737.4)	6.8%	22.6%	(1,750.6)	(1,462.0)	19.7%
Gross margin	454.4	335.9	299.4	35.3%	51.8%	790.4	585.2	35.1%
Operating income (1)	168.2	98.9	72.0	70.1%	133.5%	267.1	149.8	78.4%
Net income	162.5	93.5	63.5	73.8%	156.1%	256.0	115.5	121.6%
Adjusted EBITDA	345.9	236.2	229.4	46.4%	50.8%	582.1	420.3	38.5%
Adjusted EBITDA mg.	25.5%	20.0%	22.1%	27.4%	15.0%	22.9%	20.5%	11.6%
LTM(2) Adj. EBITDA	1,040.7	924.2	1,035.2	12.6%	0.5%	1,040.7	1,035.2	0.5%
LTM Adj. EBITDA Mg	21.8%	20.8%	24.7%	5.0%	-11.6%	21.8%	24.7%	-11.6%
CAPEX	132.2	128.2	197.2	3.1%	-33.0%	260.4	481.9	-46.0%
Net financial debt	3,879.9	3,954.5	3,480.3	-1.9%	11.5%	3,879.9	3,480.3	11.5%
Net financial debt / LTM Adj. Ebitda	3.7x	4.3x	3.4x	-12.9%	10.9%	3.7x	3.4x	10.9%
LTM ROCE (3)	3.8%	2.7%	4.9%	38.8%	-22.6%	3.8%	4.9%	-22.6%

(1)	Operating income = Gross margin – Distribution costs –Administrative expenses
(2)	LTM = Last Twelve Months
(3)	LTM ROCE = LTM EBIT (1-Tax) / Working capital + Fixed assets

Interim Review Second Quarter 2013 Results

August 16th, 2013

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	2Q 2013		1Q 2013		2Q 2012
Pulp(*)	590.7	43.5%	500.8	42.4%	507,6	49,0%
Panels(*)	514.9	37.9%	449.9	38.1%	299,7	28,9%
Sawn Timber(*)	208.0	15.3%	186.8	15.8%	175,8	17,0%
Forestry	35.8	2.6%	37.6	3.2%	45,7	4,4%
Others	9.3	0.7%	7.1	0.6%	7,9	0,8%
TOTAL	1,358.7	100%	1,182.3	100%	1,036.7	100%

(*)	Pulp, Panels and Sawn Timber division sales include energy

Consolidated Sales

Arauco’s consolidated sales for the second quarter of 2013 reached US$ 1,358.7 million, 14.9% higher than the US$ 1,182.3 million obtained during the first quarter of 2013. The main variances during this quarter were (i) an increase in total sales of our pulp business, with a 10.6% increase in sales volume and a 3.9% increase in average prices; (ii) an increase in panels products, mainly explained by an increase of 11.7% and 3.3% in sales volume and average prices, respectively; and (iii) an increase in total sales of our sawn timber business, with a 6.5% increase in sales volume and a 3.8% increase in average prices.

Compared to the US$ 1,036.7 million obtained in the second quarter of 2012, consolidated sales were 31.1% higher, mainly explained by a 71.8% increase in total sales of our panels business, an 18.4% increase in total sales from our sawn timber business and a 16.4% increase in total sales of our pulp business.

Sales by Business Segment 2Q 2013 (*) Pulp, Panels and Sawn Timber division sales include energy

Interim Review Second Quarter 2013 Results

August 16th, 2013

Production

During the second quarter of 2013, production volume of our Pulp business remained stable at 794 thousand Adt, a 0.9% decrease compared to the 801 thousand Adt produced in the previous quarter. Production volume in our panels division increased 8.0% or 96 thousand m3 when compared to the previous quarter. This was mainly as a result of the new capacity from the second Jaguariaiva MDF line, which started in February 2013. The production volume from our Sawn timber division remained stable at 701 thousand m3, a 0.4% increase when compared to the first quarter of 2013.

Compared to the second quarter of 2012, production volume increased 8.5% in our pulp division. Our panels production increased 89.1%, mainly due to the addition of Flakeboard during the fourth quarter of 2012. Our sawn timber production increased 6.2%.

Production by Business Segment

Interim Review Second Quarter 2013 Results

August 16th, 2013

EBITDA Composition

In U.S. Million	2Q 13	1Q 13	2Q 12	QoQ	YoY	YTD 2013	YTD 2012	YoY
Net Income	162.5	93.5	63.5	73.8%	156.1%	256.0	115.5	121.6%
Financial costs	57.5	56.0	45.3	2.8%	27.0%	113.5	103.4	9.8%
Financial income	(6.6)	(5.5)	(4.4)	18.8%	50.4%	(12.1)	(8.9)	35.9%
Income Tax	39.0	15.6	4.1	149.7%	855.4%	54.6	13.4	307.4%
EBIT	252.5	159.6	108.5	58.2%	132.8%	412.1	223.4	84.4%
Depreciation & amortization	74.0	69.5	58.1	6.5%	27.4%	143.5	115.7	24.1%
EBITDA	326.5	229.1	166.6	42.5%	96.0%	555.6	339.1	63.8%
Fair value cost of timber harvested	82.6	72.8	79.4	13.5%	4.0%	155.3	152.4	1.9%
Gain from changes in fair value of biological assets	(69.0)	(67.6)	(33.5)	2.1%	105.8%	(136.6)	(77.4)	76.5%
Exchange rate differences	5.8	2.0	17.0	186.5%	-65.7%	7.8	6.2	27.1%
Adjusted EBITDA	345.9	236.2	229.4	46.4%	50.8%	582.1	420.3	38.5%

EBITDA

Consolidated Adjusted EBITDA for the second quarter of 2013 was US$ 345.9 million, 46.4% higher than the US$ 236.2 million reached during the previous quarter. This increase is in part explained by a higher EBIT of 58.2.1% or US$ 92.9 million compared to the previous quarter. Also, during this quarter there were extraordinary gains coming from the sale of non-strategic lands in Uruguay of 14.3 million. In terms of EBITDA by business, during this second quarter of the year we achieved an increase in our Sawn Timber, Pulp and Panels divisions of 65.0%, 43.9% and 30.5% respectively.

Consolidated Adjusted EBITDA for the second quarter of 2013 was higher by 50.8% or US$ 116.5 million than the US$ 229.4 million reached in the same period of 2012.

Adjusted EBITDA Variation by Business Segment 1Q13—2Q13

(In US$ Million)

Interim Review Second Quarter 2013 Results

August 16th, 2013

Operating Income

Arauco’s consolidated operating income during the second quarter of the year reached US$ 168.2 million, an increase of 70.1% or US$ 69.3 million compared to the US$ 98.9 million obtained during the first quarter of 2013. This increase is mainly explained by a scenario of higher sales volumes and sales prices for all of our business segments, along with an improvement in unitary costs of sales. In terms of costs, during the second quarter of the year we had a decrease in unitary cost of sales for bleached softwood pulp, bleached hardwood pulp and unbleached pulp of 2.4%, 4.5% and 3.3% respectively, when compared to the first quarter of 2013. As a percentage of revenues, our Selling and Administrative Expenses was 21.1%, a small increase if compared to the previous quarter that reached 20.0% of total revenues.

During the second quarter of 2013, Arauco’s operating income was 133.5% or US$ 96.2 million higher than the US$ 72.0 million reached in the same quarter of 2012. This is mainly due to an increase in Gross Margin by 51.8% or US$ 155.0 million and partially offset by an increase of 25.9% or US$ 58.9 million in Selling and administrative expenses.

Net Income

Net income for the second quarter of 2013 was US$ 162.5 million, an increase of 73.8% or US$ 69.0 million compared to the US$ 93.5 million obtained in the first quarter of the year. This is mainly explained by an increase in Operating income of 70.1% or US$ 69.3 and by a 35.8% or US$ 26.7 million increase in Other operating income. Income tax during the second quarter had a 49.7% or US$ 23.4 million increase mainly as a result of higher Pre-tax income.

Compared to the US$ 63.5 million obtained in the second quarter of 2012, consolidated net income was US$ 99.1 million higher during the second quarter of 2013, mainly explained by a 51.8% or US$ 155.0 million increase in Gross Margin.

Net Income Variation by Item 1Q13—2Q13

(In US$ Million)

Interim Review Second Quarter 2013 Results

August 16th, 2013

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached US$ 590.7 million (including energy sales) for the second quarter of 2013, an increase of 17.9% compared to the previous quarter. This increase was mainly due to higher sales volume of 10.6% and higher average prices of 3.9%.

When compared with the same period of 2012, pulp sales increased 16.4%, mainly due to higher average prices of 1.2%, higher sales volume of 10.3% and higher energy sales.

Pulp prices remained stable during the second quarter. There were small increases at the beggining of the quarter following the momentum of the first quarter, and afterwards some small adjustments as usual in the market during this season. Two months before the Northen Hemisphere summer and part of the summer are usually months with low consumption and it is normal to see prices under pressure, however, the average price during the quarter had little variation. By region, prices have also been stable with the normal range of price differentials among markets. Latin America with prices higher than the world average and Europe with lower prices but similar to those of Asia.

Respect to inventories, these have also maintained stable without large variations. During the first two months of the quarter global inventory levels dropped in 1 day respect to the end of the first quarter and increased in 1 day respect to the same period of year 2012. In the last case there was a 4 day increase in short fiber and a 3 day drop in long fiber, mainly caused by new capacity entering the market, operating at high rates according to its learning curve.

Paper consumption in Europe continues falling at important rates, which affects demand for pulp. Few production lines of paper operate at 100% of capacity and it is common to see lines that stop for a few days or even weeks each month. Towards the beginning of the European summer this trend increased. In printing and writing paper there was a drop in consumption of about 10% but prices have remained stable. Between March and June there was 1,5% increase in long fiber and without variation in short fiber. The supply in short fiber is increasing from Brazil and may start to have pressure in short fiber.

The Chinese government is adopting actions to increase internal consumption but this is mainly focused to less developed regions, small businesses and to the interior of the country, West of China. For example, VAT was eliminated for small firms with revenues less than 2 million yuans (approximately US$ 32,000). Only this year 5,200 kilometers of rapid train lines and other similar kind of measures, but at the same time being careful with inflation levels which is a very important matter to the government. However, the Chinese demand was not very active, which is consequent with the adjustment in the economic growth that the country is facing and credit constraints imposed by the government to local banks, that have been slightly eased in the past weeks. Pulp imports were higher than those of the first quarter, especially in short fiber, recovering to normal levels. In long fiber pulp imports were 5.93% lower than the same period of 2012 (first quarter was 13.22% lower), and in short fiber there was a 17.59% increase (the first quarter suffered a 13.53% drop). In terms of prices, these did not suffer any variation between the end of the first and end of the second quarters.

Latin America continued with an active and stable demand. Prices maintained at high levels and with increases of 1.3% and 2.9% in long fiber and short fiber, respectively. Middle East was active but with a lot of spot supply towards the end of the second quarter, putting pressure for prices to fall.

The fluff market has been tougher globally because of new capacity added to the market without significant increases in demand. Price increases have not been successful in all markets, especially in Asia.

Production levels during the second quarter were good and according to planned levels. Sales and production targets were met, and during May and June we were able to recover the invoicing levels lost during March and April as a result of port strikes in Chile.

Interim Review Second Quarter 2013 Results

August 16th, 2013

2- Sawn Timber Division

Our Sawn Timber division had total sales of US$ 208.0 million for the second quarter of 2013, representing an 11.4% increase compared to the previous quarter. This increase was mainly due to higher sales volume of 6.5% and higher average prices of 3.8%.

When compared with the same period of 2012, sawn timber and remanufactured wood products sales increased 18.4%, mainly due to higher sales volume of 12.6% and by new energy sales (Viñales Co-generation Plant) that started at the end of the second quarter of 2012. This was partially offset by a lower average price of 0.4%.

The real estate and construction markets in the United States has been a slight decline in the second quarter compared to the first quarter of this year, however it continues to advance over the previous year. The Housing Starts Index reached 836,000 units in June, 10.4% higher than last year in June. Current constructions levels remain lower compared to the last 10 years average. In the United States, during the second quarter of 2013, the retail price of moldings increased compared to the first quarter.

During the second quarter of this year, the solid wood markets continue with a positive trend in terms of volumes and prices. Sales orders have been increased and, as well as we see, prices have been increased in most of the markets.

3- Panels Division

Panel’s sales reached US$ 514.9 million in the second quarter of this year, an increase of 14.4% when compared to the US$ 449.9 million obtained in the first quarter of the year. This increase is mainly explained by an increase in sales volume of 11.7% and by higher average prices of 3.3%.

The panels business closed its second quarter of the year with an increase in its year to date sales of 59.7% respect to the same period of 2012. This increase corresponds to sales of Flakeboard in North America, from its operating units in USA and Canada.

During the second quarter of the year, sales volume had an increase of 12% compared to the previous quarter of 2013. However, year to date sales had a 64.2% increase respect to the same period of 2012.

During the second quarter, Plywood sales had a 3% rise respect to the first quarter of the year and a 12% drop respect to the same period of 2012. This drop is mainly explained by the port strikes that occurred in the end of April and beginning of May.

In the case of MDF, sales volume had an 11% increase compared to the previous quarter and a 74% increase respect to the second quarter of 2012. This increase in sales is influenced by the increase in our supply coming from the North American operating units and due to the new MDF line at the Jaguariaiva mill, located in Brazil.

Particleboard sales volume increased 8.2% compared to the first quarter of 2013, mainly due to the new volume produced by our new Teno mill. Compared to the same quarter of 2012, particleboard sales volume increased 161%. This increase is mainly explained by the new volume coming from our operations in USA and Canada.

During the second quarter of 2013, sales volume of HB showed a 21.5% increase compared to the previous quarter of the year, mainly due to a plant stoppage during the first quarter of the year. When compared to the second quarter of 2012, HB volume sales increased 10%, mainly explained by higher stock sales shipped to Peru and non-traditional markets of HB such as Asia and U.K.

Interim Review Second Quarter 2013 Results

August 16th, 2013

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 3,081.6 million at the end of the second quarter of 2013, an increase of 13.8% or US$ 373.8 million compared to the US$ 2,707.8 million obtained in the first quarter of 2013. When compared with the US$ 2,582.7 million reached in the same period last year, there was an increase of 19.3% or US$ 498.9 million.

•	Cash and cash equivalents:

As of June 2013 our cash balance reached US$ 746.4 million, an increase of 89.2% or US$ 351.9 million when compared to the US$ 394.5 million reached in the previous quarter, mainly due to a US$ 300 million credit agreement obtained in June 2013.

In the second quarter of 2012, our cash and equivalents reached US$ 470.8 million. This was lower by 58.5% or US$ 275.6 million compared to June 2013.

•	Accounts receivables:

Accounts receivables reached US$ 809.2 million during the second quarter of 2013, an increase of 8.3% or US$ 61.8 million compared to the first quarter of the year. When compared to the same quarter of 2012, accounts receivables increase 6.2% or US$ 47.2 million.

Non-Current Assets

Non-current assets reached US$ 10,788.4 million at June 2013, a decrease of 1.2% or US$ 134.5 million compared to the first quarter of the year. When compared with the US$ 10,350.5 million reached in the same period last year, there was an increase of 4.2% or US$ 437.9 million.

Interim Review Second Quarter 2013 Results

August 16th, 2013

Financial Debt

Arauco’s consolidated financial debt as of June 30, 2013 reached US$ 4,626.3 million, an increase of 6.4% or US$ 277.4 million when compared to the previous quarter. This increase is mainly explained by a US$ 300 million credit agreement realized in June 2013. When compared to June 2012, our financial debt increased 17.1% or US$ 675.2 million.

Our consolidated net financial debt decreased 1.9% or US$ 74.5 million when compared with March of this year. Compared with the same quarter of 2012, our consolidated net financial debt increased 11.5% or US$ 399.6 million.

Our leverage measured as Net Financial Debt over Last Twelve Months Adjusted EBITDA dropped to 3.7x in June 2013, as compared to March 2013 when it reached 4.3x.

Financial Debt

In U.S. Million	June 2013	March 2013	June 2012
Short term financial debt	853.1	829.5	199.6
Long term financial debt	3,773.2	3,519.4	3,751.6
TOTAL FINANCIAL DEBT	4,626.3	4,348.9	3.951,2
Cash and cash equivalents	746.4	394.5	470.8
NET FINANCIAL DEBT	3,879.9	3,954.5	3,480.3

Financial Debt Profile

(In U.S. Million)

Interim Review Second Quarter 2013 Results

August 16th, 2013

FINANCIAL RATIOS

Financial Ratios

	2Q 13		1Q 13		2Q 12		YTD 2013		YTD 2012
Profitability
Gross margin	33.4%		28.4%		28.9%		31.1%		28.6%
Operating margin	12.4%		8.4%		6.9%		10.5%		7.3%
LTM(1) Adjusted EBITDA margin	21.8%		20.8%		24.7%		22.9%		20.5%
ROA (EBIT / Total assets)	7.3%		4.7%		3.3%		6.0%		3.4%
LTM ROCE (EBIT x (1–tax rate) / (Working Cap+Fixed assets)	3.8%		2.7%		4.9%		3.8%		4.9%
ROE (Net income / Equity)	9.2%		5.3%		3.6%		7.3%		3.3%
Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	4.3	x	4.0	x	5.3	x	4.3	x	5.3	x
Net financial debt / Adjusted EBITDA LTM	3.7	x	4.3	x	3.4	x	3.7	x	3.4	x
Financial debt / Total capitalization(2)	39.7%		38.2%		36.1%		39.7%		36.1%
Net financial debt / Total capitalization	33.3%		34.7%		31.8%		33.3%		31.8%
Financial debt / Shareholders’ equity	66.4%		62.4%		57.1%		66.4%		57.1%
Net financial debt / Shareholders’ equity	55.7%		56.7%		50.3%		55.7%		50.3%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

Interim Review Second Quarter 2013 Results

August 16th, 2013

SECOND QUARTER AND SUBSEQUENT EVENTS

Successful Refinancing of USD 300 million Yankee Bond due in July

Arauco successfully refinanced its USD 300 million Notes due on July 9. On June 25 Arauco closed a USD 300 million syndicated loan and its main purpose was the repayment of our bonds due in 2013. In this loan participated international and local banks. The loan facility matures in 2016.

Construction work at Montes del Plata

Construction work of Montes del Plata pulp mill continues moving at a steady pace. This project is part of the joint venture in equal shares between Swedish-Finnish Stora Enso and ARAUCO, to produce and export woodpulp to the world’s most important markets. As of June of 2013, we were approximately 90% complete with construction. The mill start-up process is expected to begin during the third quarter of 2013.

ARAUCO incorporates unique 3D X-ray technology to characterize and segregate logs

A new era for the national and international forestry industry is beginning at ARAUCO’s Horcones Industrial Forestry Complex. We refer to the CT (Computer Tomography) Log X-ray scanner. This equipment is literally changing the way ARAUCO’s industrial facilities are seeing and using timber.

Up until this breakthrough technology, scanners provided two-dimensional views of logs, and only of their exterior, through images that were reconstructed using infrared scanners, which allowed the company to work with basic information regarding the logs’ exterior, and with no real possibility of maximizing the log’s potential. Today, CT Log reconstructs axial images in 3D and the X-ray technology detects and measures lengths, among other dimensions, lengths, diameters, volumes and internal defects, seeking value optimization of the company.

Interim Review Second Quarter 2013 Results

August 16th, 2013

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	2Q 13	1Q 13	2Q 12
Revenue	1,358.7	1,182.3	1,036.7
Cost of sales	(904.3)	(846.4)	(737.4)
Gross Income	454.4	335.9	299.4
Other operating income	101.3	74.6	58.4
Distribution costs	(151.4)	(107.5)	(108.6)
Administrative expenses	(134.8)	(129.6)	(118.7)
Other operating expenses	(17.3)	(16.2)	(13.2)
Other income (loss)	0.0	0.0	16.3
Financial income	6.6	5.5	4.4
Financial costs	(57.5)	(56.0)	(45.3)
Participation in (loss) profit in associates and joint ventures accounted through equity method	6.0	4.3	(8.1)
Exchange rate differences	(5.8)	(2.0)	(17.0)
Income Before Income Tax	201.5	109.1	67.5
Income tax	(39.0)	(15.6)	(4.1)
Net Income	162.5	93.5	63.5
Profit attributable to parent company	150.0	89.2	62.1
Profit attributable to non- parent company	12.5	4.3	1.3

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2013 Results

August 16th, 2013

Consolidated Balance Sheet

In U.S. Million	2Q 13	1Q 13	2Q 12
Cash and cash equivalents	746.4	394.5	470.8
Other financial current assets	1.4	1.7	0.0
Other current non-financial assets	193.7	224.9	228.0
Trade and other receivables, net	809.2	747.4	762.1
Related party receivables	124.9	142.1	5.9
Inventories	854.4	851.7	807.8
Biological assets. current	293.2	260.0	242.3
Tax receivables	45.3	72.5	50.9
Non-current assets classified as held for sale	13.1	13.1	14.9
Total Current Assets	3,081.6	2,707.8	2,582.7
Other non-current financial assets	54.9	73.3	42.8
Other non-current and non-financial assets	125.2	129.8	105.5
Non-current receivables	5.4	6.5	109.5
Investments accounted through equity method	1,054.0	1,060.6	959.1
Intangible assets	21.6	22.7	16.3
Goodwill	54.4	59.3	55.1
Property. plant and equipment	5,898.7	5,913.5	5,480.5
Biological assets. non-current	3,431.2	3,496.2	3,444.4
Deferred tax assets	143.0	161.0	137.3
Total Non-Current Assets	10,788.4	10,922.9	10,350.5
TOTAL ASSETS	13,870.0	13,630.7	12,933.1

Other financial liabilities, current	853.5	830.2	203.3
Trade and other payables	495.9	494.5	423.2
Related party payables	9.4	7.3	13.2
Other provisions. current	8.8	8.5	9.4
Tax liabilities	2.7	9.3	2.4
Current provision for employee benefits	3.7	3.9	3.5
Other current financial liabilities	141.4	144.3	93.1
Total Current Liabilities	1,515.5	1,498.0	748.1
Other non-current financial liabilities	3,785.4	3,525.9	3,763.7
Other non-current provisions	19.4	15.3	11.6
Deferred tax liabilities	1,387.9	1,408.9	1,262.6
Non-current provision for employee benefits	41.1	43.1	38.8
Other non-current financial liabilities	83.5	97.5	109.4
Total Non-Current Liabilities	5,317.3	5,090.6	5,186.2
Non-controlling participation	67.2	73.0	79.5
Net equity attributable to parent company	6,970.0	6,969.0	6,919.4
TOTAL LIABILITIES AND EQUITY	13,870.0	13,630.7	12,933.1

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2013 Results

August 16th, 2013

Consolidated Statement of Cash Flows

In U.S. Million	2Q 13	1Q 13	2Q 12
Collection of accounts receivables	1,428.2	1,330.5	1,230.9
Collection from insurance claims	0.0	29.8	51.6
Other cash receipts (payments)	115.2	171.0	65.4
Payments of suppliers and personnel (less)	(1,276.1)	(1,280.7)	(1,085.8)
Dividends and other distributions received	0.0	0.0	0.0
Interest paid and received	(35.0)	(61.5)	(26.3)
Income tax paid	(16.3)	(19.2)	(156.7)
Other (outflows) inflows of cash, net	0.5	(0.4)	(0.1)
Net Cash Provided by (Used in) Operating Activities	216.4	169.6	79.1
Capital Expenditures	(132.2)	(128.2)	(197.2)
Other investment cash flows	33.3	16.7	(1.4)
Net Cash Provided by (Used in) Investing Activities	(98.9)	(111.5)	(198.6)
Proceeds from borrowings	544.5	269.6	505.6
Repayments of borrowings	(236.4)	(321.7)	(276.9)
Dividends paid	(59.1)	(6.2)	(172.0)
Other inflows of cash, net	(2.5)	0.0	(0.2)
Net Cash Provided by (Used in) Financing Activities	246.5	(58.3)	56.4
Total Cash Inflow (Outflow) of the Period	364.0	(0.3)	(63.1)
Effect of exchange rate changes on cash and cash equivalents	(12.1)	(1.0)	(4.1)
Cash and Cash equivalents. at beginning of the period	394.5	395.7	538.0
Cash and Cash Equivalents at end of the Period	746.4	394.5	470.8

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact: José Luis Rosso jose.rosso@arauco.cl Phone: (56-2) 2461 7221 Jorge Molina jorge.molina.mendez@arauco.cl Phone: (56-2) 2461 7569